

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2013

Via E-mail
Vladimir Shekhtman
President and Chief Executive Officer
Arkadia International
5348 Vegas Drive, #1107
Las Vegas, NV 89108

>   **Re: Arkadia International**
>   **Registration Statement on Form S-1**
>   **Filed July 22, 2013**
>   **File No. 333-190067**

Dear Mr. Shekhtman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please revise the prospectus to include the information required by Item 404 of Regulation S-K.

3. Provide a currently dated consent from the independent registered public accounting firm in the amendment. In this regard, we note that Exhibit 23.1, as filed, refers to an audit report dated June 15, 2013, but the audit report on page F-1 is dated July 15, 2013. Please revise.

Registration Statement Cover Page

4. There does not appear to be a footnote 3 below the Calculation of Registration Fee table to correspond to the footnote reference in the table. Please remove the footnote reference or revise the footnotes to the table as applicable.

Prospectus Cover Page

5. The introductory paragraph above "Subject to Completion, Dated July __, 2013" repeats information found in the last paragraph. Please revise to remove redundant information from the prospectus cover page.

6. We note that the prospectus cover page discloses two different offering prices for the common stock being offered by the selling shareholders. In this regard, we note that the first and third paragraphs disclose prices of $0.25 and $0.10 per share, respectively. Please revise to reconcile the offering price of the common stock being registered pursuant to this registration statement. Refer to Item 501(b)(3) of Regulation S-K. We also note that the registration fee table indicates $0.25 per share. Please reconcile for consistency.

Table of Contents, page 2

7. Please revise the table of contents to accurately reflect the sections that are included in the registration statement. We note that "Transactions with Related Persons, Promoters and Certain Control Persons" and "Market for Common Equity and Related Stockholder Matters" are listed in the table of contents but are not present in the filing. Please revise the table of contents or the filing, as applicable.

Prospectus Summary, page 3

Our Business, page 3

8. Please revise to briefly provide a more detailed summary of your business and current operations to include the steps you have taken to date to become an operating company. To the extent that you discuss future business plans here, such as the steps noted in the second paragraph, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. This includes the

need for any additional financing. If additional financing may not be available, please clarify that.

9. Refer to the fifth paragraph. Please revise the first sentence to disclose your net loss for the referenced period. Please also revise the second sentence to clarify, for the referenced period, that you had $179,776 of total costs of goods and $79,814 of total operating expenses.

10. We note your disclosure in the fifth paragraph that "[you] are going to generate material operating revenues and receive additional equity funding." This disclosure appears inconsistent with the remainder of the disclosure in this paragraph. Please reconcile.

11. Please revise the fifth paragraph to disclose your cash on hand as of the most recent practicable date and please update that disclosure with any subsequent amendment, as practicable.

Financial Summary, page 4

Statement of Operations Data, page 5

12. We note that the line item descriptions in this section do not match those used in your audited financial statements. Please reconcile or advise. Please also revise to clearly disclose your total costs of goods, total operating expenses and net loss.

Risk Factors, page 6

We are an early stage export-import company, page 6

13. Please revise the second sentence to disclose your net loss for the referenced period.

Because we will be operating our export-import business on a big competition, page 6

14. It is unclear to us what risk this subheading is trying to convey with the reference to "a big competition." Please clarify. Also the subheading does not seem to go with the risk described below it. Please revise.

Events beyond our control may negatively effect, page 7

15. More than one risk appears to be described below this risk factor subheading and the subheading appears too general. Please revise to include individual subheadings, along with risk factor disclosure, for each of the risks described.

16. In this regard, please provide a separate risk factor to discuss any risks you face with export and import laws or fees and any limitations on volume of exporting and importing you may face, as applicable.

Our management has control of our common stock, page 7

17. We note your disclosure in this risk factor that Mr. and Mrs. Sheckhtman control 46% of your voting stock. We also note your disclosure in the Security Ownership of Certain Beneficial Owners and Management section on page 30 that such individuals collectively own 92.66% of your outstanding common stock. Please reconcile the percentage ownership disclosed in this risk factor.

Selling Security Holders, page 13

18. In the third paragraph, we note the disclosure that you sold to 39 investors from February to June 2013. The following paragraph indicates that the shares were acquired in April 2013. We further note that the disclosure under "Recent Sales of Unregistered Shares," at page II-1 appears to indicate most of these selling shareholder shares were sold on May 1, 2013. Please revise throughout for consistency or advise.

19. Refer to footnotes 5, 6, 14 and 15. The family relationships disclosed in these footnotes appear inherently inconsistent. Please revise as applicable.

Description of Securities, page 16

Common Stock, page 16

20. We note your disclosure in the last paragraph that investors should refer to "the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of [your] securities." Such a qualification is inappropriate unless you file the applicable provisions of Nevada law as exhibits to the registration statement. Please revise accordingly.

Description of Business, page 16

21. Throughout this section, you refer to your third-party suppliers or service providers as "customers" or "clients." The use of the terms customers or clients insinuates that these third-parties are paying you for your products or services when that does not appear to be the case. Please revise this section to clearly differentiate between your customers and third-party suppliers or service providers. For example and without limitation, refer to the Our Domestic Customers section on page 18.

22. Please revise this section to describe in greater detail your business and current operations. In this regard, we note your business and current operations appear to be

focused on (i) sales of automobiles, automobile parts and other goods and (ii) the arrangement of shipping and logistical services. Please revise to describe in greater detail each principle product or service and your current business and operations within each principle area. Please include enough detail so that investors can clearly understand the nature and scope of your products and services. Please also revise to describe in greater detail how you generate revenues in each principle area. In this regard, please revise the fourth and fifth paragraphs of this section, the Our Services section on page 17 and the Our Foreign Customers and Pricing sections on page 18 accordingly.

23. Please refer to the fourth paragraph. We note that the disclosure in this paragraph appears anticipatory in nature. Please revise this paragraph to clearly differentiate between activities you have conducted to date, activities you are in the process of conducting and those that will be done in the future. Please also revise to clarify if you sell products, such as automobiles, automobile parts and other goods, in the open market. To the extent that you act solely as an intermediary, please revise to disclose that fact and briefly disclose the terms and conditions which govern a typical customer arrangement.

24. Please refer to the seventh paragraph and the summary of the agreements you have entered into through June 2013. We note that the summary descriptions of certain agreements do not align with the agreement descriptions provided in the Material Agreements section on page 22. Please reconcile. We also note that the Material Agreements section on page 22 does not summarize your agreement with General Container Line. Please revise accordingly.

Our Services, page 17

25. You state here that you offer "next" services to your customers and "[s]ale cars." Please proofread throughout for readability. These are only examples. There appear to be typographical errors like this in various places throughout the document, which impacts readability.

26. Please clarify what you mean by "other necessary stuff." For instance, is this limited to stuff incidental to the cars you sell or are you referring to other categories of goods? Similarly revise under "Our Foreign Customers," at page 18 in regards to the reference to purchase "stuff" and at page 24 under "General discussion," the reference to "as well as other products agreed by the parties." To the extent you discuss additional products you might sell, discuss time frames and the necessary steps involved before being able to offer additional products, under "Plan of Operations," at page 25. Also see our comment below, under Plan of Operations, for additional guidance.

Our Services to Date, page 17

27. We note your disclosure in the first paragraph that you "made business with Mysnikova Irina, Tkachenko Dmitry, Permyakov Denis, General Container Line, JK auto sales."

> Please revise to clarify the nature and scope of products and services provided to each customer or by each third-party supplier or service provider. For instance, please clarify the number of orders fulfilled, the contents of the orders, number of overseas shipments and the associated revenue and expenses earned or incurred with respect to each customer or third-party supplier or service provider as applicable or advise.

28. In the second paragraph, please clarify the end of the sentence to indicate where you ultimately shipped the goods to. The last sentence says from multiple locations "before shipping."

Our Foreign Customers, page 18

29. We note that the first and second paragraphs contain duplicate disclosure. Please revise to remove redundant information from this section.

Pricing, page 18

30. We note that the pricing discussion in this section appears limited to fees related to the arrangement of shipping and logistical services. We also note your disclosures in the Material Agreements section on page 22 that your contractual customer arrangements provide that you will "find, buy and deliver items specified by [x]" and in exchange you will receive a fee of "no more than a 10% mark-up." Please revise this section to clearly describe the fees that you generate from your services. Please also reconcile the disclosures in this section with the disclosures contained in the Material Agreements section on page 22. Similarly, please reconcile, as appropriate, with the disclosure under "Because we will be operating our export-import," at page 6, that seems to indicate in that risk factor that your fees are derived only through contracting for transportation services.

31. Please delete the pictures provided on pages 18 through 21. In this regard, we note that you do not provide shipping and logistical and that such services are contracted out to third-party service providers. As this is an offering of your securities, the included pictures or graphics should be limited to your products and services.

Material Agreements, page 22

32. We note that both Exhibits 10.2 and 10.4 are dated March 27, 2013. Please reconcile with the disclosures in this section.

Management's Discussion and Analysis of Financial Condition, page 24

Overview, page 24

33. Please expand your disclosure to explain why you do not expect to generate material revenues, if ever, until the end of 2013. Also, explain how you were able to generate $183,445 of revenue in April, and why you generated substantially less revenue in May and June.

Results of operation, page 24

34. Please revise your discussion of operating results to include a robust discussion of the qualitative and quantitative factors impacting both revenue and expenses.

Plan of Operations, page 25

35. To the extent that you discuss future business plans, and plan of operations, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please make that clear.

Report to Shareholders, page 27

36. We note the reference to 7.33% shareholders in this section and to 8% shareholders in the second risk factor on page 10. We also note that Section 16 of the Securities Exchange Act of 1934 applies to shareholders who directly or indirectly beneficially own more than 10% of a company's securities which are registered pursuant to Section 12 of the Exchange Act. Please revise this section and the referenced risk factor as applicable or advise.

Executive Compensation, page 31

Summary Compensation Table, page 31

37. We note that you awarded Mr. and Mrs. Shekhtman certain stock awards in 2013 and that you have presented such amounts in the "All Other Compensation" column. Please move such amounts to the "Stock Awards" column and revise to clarify that such amounts have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Please also revise to include a footnote disclosing all assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management's Discussion and Analysis. Refer to Item 402(n)(2)(v) of Regulation S-K and Instruction 1 thereto.

Report of Independent Registered Public Accounting Firm, page F-1

38. Please file a revised audit report that refers to the period from February 21, 2013 (inception) to June 30, 2013, rather than the year ended June 30, 2013. Also, please tell the factors related to your business that enabled your auditors to avoid the conclusion that substantial doubt exists about your ability to continue as a going concern.

Notes to Financial Statements

Note 1 – Description of Business, page F-6

39. Please provide us with the documentation that supports your assertions that (i) the US dollar is at an all-time valuation low, (ii) export businesses have thrived, and (iii) overseas suppliers can purchase substantial inventories at relatively low prices.

40. We note your assertion that, as a development stage entity, you have generated limited revenue through June 30, 2013. A development stage entity is defined in ASC 915-10-20 as an entity devoting substantially all of its effort to establishing a new business and for which either of the following conditions exists:

   - Planned principal operations have not commenced.
   - Planned principal operations have commenced, but there has been no significant revenue therefrom.

   In light of the $211,540 of revenue that you generated for the period from February 21, 2013 (inception) to June 30, 2013, please tell us how you reached the conclusion that you are a development stage entity.

Note 2 - Summary of Significant Accounting Policies, page F-6

41. The last sentence on page F-6 refers to valuation policies described in the next section. This sentence appears out of context and unrelated to your business. Please revise, as appropriate.

Revenue recognition, page F-7

42. On the bottom of page 18, you state that your business generates revenue from mark-up fees, fixed fees and freight fees. As such, please revise your filing to include a revenue recognition policy that is specific to your business and provides more details regarding the aforementioned three sources of fee income.

Recent Sales of Unregistered Securities, page II-1

43. Please reconcile the disclosure in this section with the disclosure in the Selling Security Holders section on page 13. In this regard, we note that for certain selling shareholders you are listing additional securities transactions in this section. For example, refer to the transactions for Oleg Podlipnyy, Denis Razdorozhnyu and Aleksei Anismov.

Signatures, page II-5

44. Please revise the second half of your signature page to include the signature of your principal financial officer and your controller or principal accounting officer. To the extent Mrs. Shekhtman is also signing in the aforementioned capacities, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Thomas E. Puzzo, Esq.